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                             November 29, 2021

       Jennifer R. Kneale
       Chief Financial Officer
       Targa Resources Corp.
       811 Louisiana St., Suite 2100
       Houston, Texas 77002

                                                        Re: Targa Resources
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Response dated
November 17, 2021
                                                            File No. 001-34991

       Dear Ms. Kneale:

              We have reviewed your November 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 9, 2021 letter.

       Response dated November 17, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures, page 62

   1. We note your response to prior comment 1. With regard to non-GAAP measures such as adjusted gross margin,
the most directly comparable GAAP-basis measure under Item
                                                        10(e)(1)(i)(B) of
Regulation S-K is generally a fully burdened gross margin. Please tell us why you believe your
current description and presentation of non-GAAP segment
                                                        adjusted gross margin
in Management's Discussion and Analysis of Financial Condition
                                                        and Results of
Operations remains appropriate.
   2. We note you define operating margin as "gross margin less operating expenses" on page
                                                        63. However, we note
the addition of footnote (1) on page 25 in your Form 10-Q for the
 Jennifer R. Kneale
Targa Resources Corp.
November 29, 2021
Page 2
         fiscal quarter ended September 30, 2021 that "Operating margin is calculated by subtracting Product purchases and fuel from Revenues." Please clarify for us how you calculate segment operating margin and revise your disclosure as necessary.
       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have any questions.



FirstName LastNameJennifer R. Kneale                        Sincerely,
Comapany NameTarga Resources Corp.
                                                            Division of
Corporation Finance
November 29, 2021 Page 2                                    Office of Energy &
Transportation
FirstName LastName